UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394
(Amendment No.  27)*

Crawford & Company

Class B Common

224633107

December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  224633107
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

SunTrust Banks, Inc. as Parent Holding Company for SunTrust Bank Holding Company as Parent Company for SunTrust Bank and in various fiduciary capacities. 58-1575035

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization

Georgia


Number of	5.  Sole Voting Power			6,453,466
Shares
Beneficially	6.  Shared Voting Power			8,440,525
Owned by
Each		7.  Sole Dispositive Power		6,452,566
Reporting
Person With	8.  Shared Dispositive Power		8,490,663

9. Aggregate Amount Beneficially Owned by Each Reporting Person		14,943,229

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)			60.5%

12.  Type of Reporting Person*				HC / BK



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394


Item 1.
(a) Name of Issuer:
Crawford & Company
(b) Address of Issuer's Principal Executive Offices:
5620 Glenridge Drive, NE
Atlanta, Georgia 30342

Item 2.
(a) Name of Person Filing:
SunTrust Banks, Inc. as Parent Holding Company for SunTrust Bank Holding Company as Parent Company for SunTrust Bank and in various fiduciary capacities
(b) Address of Principal Business Office or, if none, Residence:
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308
(c) Citizenship:
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Bank Holding Company is a Florida corporation; SunTrust Bank is a Georgia bank
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
224633107

Item 3.	If this statement is filed pursuant to ss240.13d-1(b) or 240.13-2(b)
	 or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act
	 (15 U.S.C. 78o);
(b) [X]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
	 (15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment
	 Company Act of 1940		 (15 U.S.C. 80a-8);
(e) [ ]	An investment adviser in accordance with s240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
	 s240.13d-	1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
	 s240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
	 Deposit Insurance Act (12 	U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment
	 company under 	section 3(c)(14) of the Investment Company Act of
	 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with s240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:					14,943,229.
(b) Percent of class:						60.5%.
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote			6,453,466.
(ii)	Shared power to vote or to direct the vote			8,440,525.
(iii)	Sole power to dispose or to direct the disposition of		6,452,566.
(iv)	Shared power to dispose or to direct the disposition of		8,490,663.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds form sale of securities. Additionally, various beneficiaries have the right to receive dividends.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	 Security Being Reported on By the Parent Holding Company
	See Item 2 along with Exhibit A

Item 8.	Identification and Classification of Members of the Group
	Not Applicable

Item 9.	Notice of Dissolution of Group
	Not Applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 2002
Date

/s/  Stephen B. Weber
Signature

Stephen B. Weber / Bank Officer
Name / Title



Exhibit A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.



SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308

February 5, 2002

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Crawford & Company.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/  Stephen B. Weber
SunTrust Bank, Bank Officer


Cc:	Crawford & Company
	New York Stock Exchange